Exhibit 99.1

Condensed Interim Consolidated
Financial Statements
For the three and six months ended April 30, 2026 and 2025
(Stated in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

Condensed Interim Consolidated Financial Statements for the three and six months ended April 30, 2026 and 2025.

The accompanying unaudited financial statements of High Tide Inc. (“High Tide” or the “Company”) have been prepared by and are the responsibility of the Company’s management and have been approved by the Audit Committee and Board of Directors of the Company.

Approved on behalf of the Board:

(Signed) "Harkirat (Raj) Grover"            (Signed) "Arthur Kwan"
President and Chair of the Board            Director and Chair of the Audit Committee

High Tide Inc.
Condensed Interim Consolidated Statements of Financial Position
As at April 30, 2026 and October 31, 2025
(Unaudited — In thousands of Canadian dollars)

	Notes	2026	2025
		$	$
Assets
Current assets
Cash and cash equivalents		27,425	39,254
Restricted cash	3, 17	9,096	8,629
Marketable securities		58	64
Trade and other receivables	11	7,721	5,615
Inventory	10	71,700	67,406
Prepaid expenses and deposits	9	15,358	15,917
Total current assets		131,358	136,885
Non-current assets
Property and equipment	7	29,086	29,436
Right‐of‐use assets	27	56,252	47,793
Long term prepaid expenses and deposits	9	5,381	4,114
Intangible assets and goodwill	8	124,505	129,549
Long term contract asset	5	1,285	1,285
Total non-current assets		216,509	212,177
Total assets		347,867	349,062
Liabilities
Current liabilities
Accounts payable and accrued liabilities	13	55,341	47,251
Income tax payable		7,339	7,189
Deferred revenue	14	3,259	7,989
Interest bearing loans and borrowings	17	7,064	16,189
Current portion of notes payable	12	1,245	1,536
Current portion of lease liabilities	27	9,905	9,814
Current derivative liability	16	5,757	9,951
Total current liabilities		89,910	99,919
Non-current liabilities
Notes payable	12	11,836	11,903
Lease liabilities	27	47,767	39,986
Deferred tax liability		7,011	7,100
Secured debentures	18	12,765	12,536
Convertible debt	15	18,764	17,877
Derivative liability	16	57,902	56,954
Total non-current liabilities		156,045	146,356
Total liabilities		245,955	246,275
Shareholders' equity
Share capital	20	331,108	329,642
Warrants	22	4,546	4,546
Contributed surplus		41,358	42,024
Derivative liability - equity	16	(35,797)	(35,797)
Accumulated other comprehensive income		6,539	7,299
Accumulated deficit		(259,097)	(260,105)
Equity attributable to owners of the Company		88,657	87,609
Non-controlling interest	30	13,255	15,178
Total shareholders' equity		101,912	102,787
Total liabilities and shareholders' equity		347,867	349,062
Contingent liability (Note 29)
Subsequent events (Note 31)

3

High Tide Inc.
Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
For the three and six months ended April 30, 2026 and 2025
(Unaudited — In thousands of Canadian dollars, except share and per share amounts)

		Three months ended		Six months ended
	Notes	2026	2025	2026	2025
		$	$	$	$
Revenue	6, 25	179,296	137,804	357,625	280,265
Cost of sales		(130,113)	(102,333)	(263,343)	(209,354)
Inventory fair value		(792)	—	(1,482)	—
Gross profit		48,391	35,471	92,800	70,911
Expenses
Salaries, wages and benefits		(21,281)	(17,476)	(42,386)	(35,057)
Share-based compensation	21	(881)	(1,250)	(1,251)	(2,425)
General and administration		(7,241)	(5,768)	(14,634)	(12,331)
Professional fees		(3,819)	(1,690)	(6,256)	(3,499)
Advertising and promotion		(924)	(1,030)	(1,868)	(1,942)
Depreciation and amortization	7, 8, 27	(6,146)	(5,880)	(14,172)	(11,727)
Interest and bank charges		(2,002)	(1,445)	(3,765)	(2,931)
Total expenses		(42,294)	(34,539)	(84,332)	(69,912)
Income from operations		6,097	932	8,468	999
Other income (expenses)
Finance and other costs	19	(5,228)	(3,566)	(11,341)	(6,297)
Gain (loss) on foreign exchange		212	(114)	356	(101)
Other loss		—	(42)	—	(42)
Fair value change in derivative liability	16	(762)	—	2,524	—
Total other (expenses) income		(5,778)	(3,722)	(8,461)	(6,440)
Income (loss) before taxes		319	(2,790)	7	(5,441)
Income tax expense		(295)	(46)	(335)	(84)
Net income (loss)		24	(2,836)	(328)	(5,525)
Other comprehensive income (loss)
Translation difference on foreign operations		(414)	(1,044)	(760)	(163)
Total comprehensive loss		(390)	(3,880)	(1,088)	(5,688)

Net loss attributed to:
Owners of the Company		(197)	(2,898)	1,008	(5,706)
Non-controlling interest	30	221	62	(1,336)	181
		24	(2,836)	(328)	(5,525)

Comprehensive loss attributed to:
Owners of the Company		(377)	(3,957)	227	(5,879)
Non-controlling interest	30	(13)	77	(1,315)	191
		(390)	(3,880)	(1,088)	(5,688)

Income (loss) per share
Basic and diluted	23	—	(0.04)	0.01	(0.07)

4

High Tide Inc.
Condensed Interim Consolidated Statements of Changes in Equity
For the six months ended April 30, 2026 and 2025
(Unaudited — In thousands of Canadian dollars)

							Accumulated
						Derivative	other			Attributable
					Contributed	liability -	comprehensive	Accumulated		to owners of
	Notes	Share capital	Warrants		surplus	equity	income (loss)	deficit		the Company	NCI	Total
		$	$		$	$	$	$		$	$	$
Opening balance, November 1, 2024		300,643	4,632		40,507	—	6,848	(209,358)		143,272	2,240	145,512
Issuance of shares in equity financing		52	—		—	—	—	—		52	—	52
Share-based compensation		—	—		2,425	—	—	—		2,425	—	2,425
Share issuance costs		(95)	—		—	—	—	—		(95)	—	(95)
RSUs vested		227	—		(227)	—	—	—		—	—	—
Warrants exercised		84	(22)		-	—	—	—		62	—	62
Options exercised		451	—		(239)	—	—	—		212	—	212
Cumulative translation adjustment		—	—		—	—	(163)	—		(163)	—	(163)
Partner distributions		—	—		—	—	—	—		—	(567)	(567)
Net loss for the period		—	—		—	—	—	(5,706)		(5,706)	181	(5,525)
Balance, April 30, 2025		301,362	4,610		42,466	—	6,685	(215,064)		140,059	1,854	141,913
Opening balance, November 1, 2025		329,642	4,546		42,024	(35,797)	7,299	(260,105)		87,609	15,178	102,787
Share-based compensation	21	—	—		1,251	—	—	—		1,251	—	1,251
Share issuance costs	20	(12)	—		—	—	—	—		(12)	—	(12)
RSUs vested	20	1,733	—		(1,733)	—	—	—		—	—	—
Equity awards related costs	20	(439)	—		—	—	—	—		(439)	—	(439)
Options exercised	20	184	—		(184)	—	—	—		—	—	—
Cumulative translation adjustment		—	—		—	—	(760)	—		(760)	—	(760)
Partner distributions		—	—		—	—	—	—		—	(587)	(587)
Net income (loss) for the period		—	—		—	—	—	1,008		1,008	(1,336)	(328)
Balance, April 30, 2026		331,108	4,546	—	41,358	(35,797)	6,539	(259,097)	(259,716)	88,657	13,255	101,912

+
5

High Tide Inc.
Condensed Interim Consolidated Statements of Cash Flows
For the six months ended April 30, 2026 and 2025 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

	Notes	2026	2025
		$	$
Operating activities
Net loss for the period		(328)	(5,525)
Adjustments for items not affecting cash and cash equivalents
Income tax expense		335	84
Accretion expense	19	1,491	476
Depreciation and amortization	7, 8, 27	14,172	11,727
Share-based compensation	21	1,251	2,425
Fair value change in derivative liability		(2,524)	—
Gain on foreign exchange		(356)	101
Other loss		197	42
		14,238	9,330
Changes in non-cash working capital
Trade and other receivables		(2,303)	556
Inventory		(4,294)	1,112
Prepaid expenses and deposits		(708)	(2,616)
Accounts payable and accrued liabilities		8,090	(6)
Deferred revenue		(4,730)	562
Net cash provided by operating activities		10,293	8,938

Investing activities
Purchase of property and equipment	7	(3,449)	(4,988)
Purchase of intangible assets	8	(527)	(176)
Acquisition of retail store leases		(900)	—
Purchase to obtain right-of-use assets		(86)	(138)
Proceeds from marketable securities		—	409
Net cash used in investing activities		(4,962)	(4,893)

Financing activities
Repayment of interest bearing loans and borrowings	17	(16,389)	(1,839)
Proceeds from interest bearing loans net of issue costs	17	7,264	—
Repayment of notes payable		(733)	(13,862)
Lease liability payments	27	(5,297)	(4,889)
Share issuance costs	20	(12)	(95)
Partner distributions		(587)	(567)
Issuance of shares in equity financing	20	—	52
Warrants exercised	22	—	62
Equity awards related costs	20	(439)	—
Options exercised		105	220
Proceeds from secured debentures		—	4,427
Net cash used in financing activities		(16,088)	(16,491)

Effect of foreign exchange on cash		(605)	(129)

Net decrease in cash		(11,362)	(12,575)
Cash and cash equivalents, and restricted cash, beginning of period		47,883	47,267
Cash and cash equivalents, and restricted cash, end of period		36,521	34,692

Supplemental cash flow information
Cash interest received		164	224
Cash interest paid		4,150	3,575
Cash taxes paid		105	42
Non-cash addition to right-of-use assets		14,215	6,496

6

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and six months ended April 30, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

1. Nature of operations
High Tide Inc. (“High Tide” or the "Company") is a retail-focused cannabis company with diversified operations spanning bricks-and-mortar retail, European importation, wholesale of medical cannabis, and global e-commerce platforms. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HITI”, the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and on the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 112 – 11127 15 Street NE, Calgary, Alberta Canada T3K 2M4. High Tide does not engage in any U.S. cannabis-related activities as defined by the Canadian Securities Administrators Staff Notice 51-352.

2. Basis of preparation
A. Statement of compliance
These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), under the historical cost convention, except for certain financial instruments which are measured at fair value.

They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited annual consolidated financial statements ("annual consolidated financial statements") of the Company for the year ended October 31, 2025 which are available on SEDAR at www.sedarplus.ca and with the SEC at www.sec.gov.

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on June 15, 2026.

B. Currencies and foreign exchange
The Company’s condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company and its Canadian subsidiaries. The functional currency of the Company’s United States (“U.S.”) subsidiaries is the U.S. dollar (“USD”), of the Company’s European subsidiaries is the Euro (“EUR”), and of the Company’s United Kingdom subsidiaries is the British Pound Sterling (“GBP”). Transactions denominated in currencies other than the functional currency are translated at the rate prevailing at the date of transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Income and expense amounts are translated at the dates of the transactions.
In preparing the Company’s condensed interim consolidated financial statements, the financial statements of the foreign subsidiaries are translated into Canadian dollars. The assets and liabilities of foreign subsidiaries are translated into Canadian dollars using exchange rates at the reporting date. Revenues and expenses of foreign operations are translated into Canadian dollars using average foreign exchange rates. Translation gains and losses resulting from the consolidation of operations into the Company’s functional currency, are recognized in other comprehensive income (loss) in the condensed interim consolidated statements of income (loss) and other comprehensive income (loss) and as a separate component of shareholders’ equity.

7

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and six months ended April 30, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

C. Basis of consolidation
Subsidiaries are entities controlled by High Tide Inc. and the control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the period are included in the condensed interim consolidated financial statements from the effective date of acquisition or up to the effective date of disposal, as applicable. The accounting policies applied in the preparation of these condensed interim financial statements relating to consolidation are consistent with those applied in the Company’s annual consolidated financial statements for the year ended October 31, 2025. Intra‐company balances and transactions, and any unrealized gains or losses or income and expenses arising from intra‐company transactions are eliminated in preparing the condensed interim consolidated financial statements.

Subsidiaries	Places of operations	Percentage Ownership	Principal activities	Functional Currency
Canna Cabana Inc.	Canada	100%	Cannabis retail	Canadian Dollar
2680495 Ontario Inc.	Canada	100%	Cannabis retail	Canadian Dollar
Valiant Distribution Canada Inc.	Canada	100%	Wholesale distribution	Canadian Dollar
META Growth Corp.	Canada	100%	Cannabis retail	Canadian Dollar
HT Global Imports Inc.	Canada	100%	Product sourcing and imports	Canadian Dollar
2049213 Ontario Inc.	Canada	100%	Cannabis retail	Canadian Dollar
1171882 B.C. Ltd.	Canada	100%	Cannabis retail	Canadian Dollar
High Tide BV (Grasscity)	Netherlands	100%	E-commerce retail	European Euro
Valiant Distribution Inc.	United States	100%	Wholesale distribution	U.S. Dollar
Smoke Cartel USA, Inc.	United States	100%	E-commerce retail	U.S. Dollar
Fab Nutrition, LLC	United States	100%	E-commerce retail	U.S.. Dollar
Halo Kushbar Retail Inc.	Canada	100%	Cannabis retail	Canadian Dollar
Nuleaf Naturals LLC	United States	100%	E-commerce retail	U.S. Dollar
DHC Supply, LLC	United States	100%	E-commerce retail	U.S. Dollar
DS Distribution Inc.	United States	100%	E-commerce retail	U.S. Dollar
High Tide Germany GmbH	Germany	100%	E-commerce and wholesale	European Euro
2629268 Alberta Ltd.	Canada	87.5%	Cannabis retail	Canadian Dollar
Enigmaa Ltd. (Blessed CBD)	United Kingdom	80%	CBD retail and distribution	British Pound Sterling
Remexian Pharma GMBH	Germany	51%	Medical cannabis distribution	European Euro
Saturninus Partners GP	Canada	50%	Cannabis retail	Canadian Dollar
NAC Thompson North Ltd. Partnership	Canada	49%	Cannabis retail	Canadian Dollar
NAC OCN Ltd. Partnership	Canada	49%	Cannabis retail	Canadian Dollar

3. Material accounting policies

The material accounting policies and methods of computation applied in these condensed interim consolidated financial statements are consistent with those applied in the preparation of the Company’s audited consolidated financial statements for the year ended October 31, 2025.
Restricted cash
Restricted cash primarily consists of guaranteed investment certificates (“GICs”) that have been pledged as collateral in support of certain loan facilities. These balances are subject to contractual restrictions and are not available for unrestricted use by the Company until the relevant lending arrangements are extinguished or the collateral restrictions are released.
The classification of restricted cash as current or non-current is determined based on the expected timing of the release of the associated restrictions.

8

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and six months ended April 30, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

There were no new or amended IFRS Accounting Standards effective November 1, 2025 that had a material impact on the Company’s condensed interim consolidated financial statements.
Accounting standards issued but not yet effective are consistent with those disclosed in the Company’s audited consolidated financial statements for the year ended October 31, 2025. The Company has not early adopted any new standards or amendments during the period.

4. Significant accounting judgment, estimates and assumptions
The estimates and assumptions are reviewed on an ongoing basis. Revisions in accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were consistent with those applied in the audited consolidated financial statements for the year ended October 31, 2025.
There have been no material changes in significant accounting judgments or estimates during the six months ended April 30, 2026.
5. Business combinations
In accordance with IFRS 3, Business Combinations, these transactions meet the definition of a business combination and, accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.
There were no business combinations completed during the six months ended April 30, 2026.
A. Remexian Pharma GmbH
On September 2, 2025, the Company, pursuant to a Share Purchase Agreement (the “Agreement”), acquired 51% of the issued and outstanding shares of Remexian Pharma GmbH (“Remexian”), a company in the business of importation and wholesale of medical cannabis, for a total purchase price of $46,867 (EUR 29,188). The acquisition of Remexian served to broaden the Company’s product offerings and geographic reach throughout Europe. The transaction can be summarized as follows:

	EUR	$
Common shares	16,725	26,856
Cash	7,654	12,289
Vendor loan	5,609	9,007
Long-term contract asset	(800)	(1,285)
Total consideration(i)	29,188	46,867

Purchase price allocation
Trade and other receivable	595	955
Inventory	19,953	32,039
Prepaid expenses and deposits	5,929	9,520
Property, plant and equipment	236	379
Intangible assets	21,151	33,962
Accounts payable and accrued liabilities	(14,065)	(22,575)
Income tax payable	(3,495)	(5,612)
Interest bearing loans and borrowings	(4,004)	(6,429)
Notes payable	(2,855)	(4,584)
Goodwill	19,468	31,260
Deferred tax liability	(4,391)	(7,051)
Non controlling interest	(9,334)	(14,997)
	29,188	46,867

9

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and six months ended April 30, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

(i)Total consideration was $46,867 (EUR 29,188), and consisted of: (i) cash consideration of $12,289 (EUR 7,654); (ii) 5,864,373 common shares of the Company issued as consideration with a value of $26,856 (EUR 16,725); (iii) a vendor loan with a fair value of $9,007 (EUR 5,609) (see Note 12); and (iv) a long-term contract asset of $1,285 (EUR 800) arising from a contingent purchase price adjustment under the Remexian share purchase agreement.
Under the Share Purchase Agreement, the Company is entitled to the return of consideration transferred, up to a maximum of 29% of the final purchase price, if a substantive amendment to the German Medical Cannabis Act (“MedCanG”) occurs by July 31, 2026, and, as a result of such change in law, Remexian’s EBITDA deteriorates by more than 30%. This arrangement represents contingent consideration receivable and provides the Company with protection against adverse regulatory developments impacting the acquired business.
The long-term contract asset was recognized at its estimated fair value of $1,285 (EUR 800) at the acquisition date, based on management’s assessment of the likelihood of the specified change in law occurring and its expected impact on Remexian’s EBITDA. This amount is presented in the consolidated statement of financial position within long-term contract asset. Management reassessed the fair value of the contingent consideration as of April 30, 2026, and determined that no change was required.

Under the Remexian Agreement, the Company has a call option with a 5-year life starting September 2, 2027, to purchase the remaining 49% shares from the non-controlling shareholders in Remexian. The call option is exercisable at an exercise price determined as a multiple of 4 times or 3.64065 times trailing annual EBITDA. The Company analyzed the value of the call option and considers it to be fair value, and therefore no amount has been recognized in the financial statements in respect of the call option.

The non-controlling interest recorded represents the 49% of Remexian shares held by the Sellers and is initially measured as the proportionate share of the recognized assets and liabilities. Under the Agreement, the non-controlling interests are subject to a call and put option. See note 16 for further details on the derivative liability related to the put option.

The excess purchase price over the net identifiable assets acquired, and the liabilities assumed resulted in goodwill of $31,260 which is largely attributable to the assembled workforce acquired and the synergies from combining operations. Goodwill will not be deductible for tax purposes.

Remexian’s statutory year-end is December 31. For consolidation purposes at year end October 31, 2025, the Company included Remexian’s financial information through October 31 to align with the Company’s year-end.

The fair values of the identifiable assets acquired, and liabilities assumed are provisional as of April 30, 2026, and are subject to adjustment during the measurement period, which may extend up to one year from the acquisition date, as additional information becomes available regarding facts and circumstances that existed at the acquisition date. During the six months ended April 30, 2026, there were no material measurement period adjustments recognized.

For the three and six months ended April 30, 2026, Remexian contributed revenue of $31,639 and $56,618, respectively, and income (loss) from operations of $372 and $(2,502), respectively.

10

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and six months ended April 30, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

6. Revenue from contracts with customers

Effective February 1, 2026, the Company combined its bricks-and-mortar retail and e-commerce segments into a single bricks-and-mortar segment, reflecting the manner in which the chief operating decision maker reviews operating performance and allocates resources.
Accordingly, the Company now reports two operating segments: bricks-and-mortar and medical cannabis distribution. Comparative segment information has been recast to conform to the current period presentation.

For the three months ended April 30	2026	2025	2026	2025	2026	2025
	Bricks-and-mortar	Bricks-and-mortar	Medical cannabis distribution	Medical cannabis distribution	Total	Total
	$	$	$	$	$	$
Primary geographical markets(i)
Canada	144,331	133,091	—	—	144,331	133,091
USA	3,167	4,542	—	—	3,167	4,542
International	159	171	31,639	—	31,798	171
Total revenue	147,657	137,804	31,639	—	179,296	137,804

Major products and services
Cannabis, hemp-derived products and other	142,014	131,389	31,548	—	173,562	131,389
Consumption accessories	5,643	6,415	91	—	5,734	6,415
Total revenue	147,657	137,804	31,639	—	179,296	137,804

Timing of revenue recognition
Transferred at a point in time	147,657	137,804	31,639	—	179,296	137,804
Total revenue	147,657	137,804	31,639	—	179,296	137,804

For the six months ended April 30	2026	2025	2026	2025	2026	2025
	Bricks-and-mortar	Bricks-and-mortar	Medical cannabis distribution	Medical cannabis distribution	Total	Total
	$	$	$	$	$	$
Primary geographical markets(i)
Canada	294,021	268,805	—	—	294,021	268,805
USA	6,692	11,000	—	—	6,692	11,000
International	294	460	56,618	—	56,912	460
Total revenue	301,007	280,265	56,618	—	357,625	280,265

Major products and services
Cannabis, hemp-derived products and other	289,381	266,306	56,527	—	345,908	266,306
Consumption accessories	11,626	13,959	91	—	11,717	13,959
Total revenue	301,007	280,265	56,618	—	357,625	280,265

Timing of revenue recognition
Transferred at a point in time	301,007	280,265	56,618	—	357,625	280,265
Total revenue	301,007	280,265	56,618	—	357,625	280,265
(i)Represents revenue based on geographical locations of the customers who have contributed to the revenue generated in the applicable segment.

11

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and six months ended April 30, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

7. Property and equipment

	Office equipment	Production	Leasehold
	and computers	equipment	improvements	Vehicles	Buildings	Total
Cost	$	$	$	$	$	$
Opening balance, November 1, 2024	6,677	3,859	49,476	40	3,710	63,762
Additions	649	11	8,550	—	875	10,085
Additions from business combinations	176	40	20	—	145	381
Foreign currency translation	25	23	13	—	(12)	49
Balance, October 31, 2025	7,527	3,933	58,059	40	4,718	74,277

Additions	373	—	3,071	—	5	3,449
Foreign currency translation	(12)	(110)	(87)	—	(2)	(211)
Balance, April 30, 2026	7,888	3,823	61,043	40	4,721	77,515

Accumulated depreciation
Opening balance, November 1, 2024	4,018	2,213	29,333	15	712	36,291
Depreciation	1,024	776	6,411	4	256	8,471
Foreign currency translation	40	25	9	—	5	79
Balance, October 31, 2025	5,082	3,014	35,753	19	973	44,841

Depreciation	445	257	2,895	3	136	3,736
Foreign currency translation	(10)	(96)	(42)	—	—	(148)
Balance, April 30, 2026	5,517	3,175	38,606	22	1,109	48,429

Net Book Value, October 31, 2025	2,445	919	22,306	21	3,745	29,436
Net Book Value, April 30, 2026	2,371	648	22,437	18	3,612	29,086
(i)As at April 30, 2026, the Company had a balance of $654 (October 31, 2025 - $1,265) in assets under construction in Leasehold Improvements. These amounts are related to Canadian retail locations that are not yet operational.

12

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and six months ended April 30, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

8. Intangible assets and goodwill

	Software	Licenses	Brand name	Customer relationship	Supplier relationship	Goodwill	Total
Cost	$	$	$	$	$	$	$
Opening balance, November 1, 2024	11,986	46,148	8,585	—	—	73,373	140,092
Additions	211	—	—	—	—	-	211
Additions from business combinations	—	2,634	10,295	18,383	2,650	31,260	65,222
Impairment loss	(10,721)	—	(7,657)	—	—	(14,807)	(33,185)
Foreign currency translation	238	18	162	130	18	295	861
Balance, October 31, 2025	1,714	48,800	11,385	18,513	2,668	90,121	173,201
Additions	24	402	101	—	—	—	527
Foreign currency translation	—	(96)	(130)	(233)	(33)	(396)	(888)
Balance, April 30, 2026	1,738	49,106	11,356	18,280	2,635	89,725	172,840

Accumulated amortization
Opening balance, November 1, 2024	8,475	38,659	142	—	—	—	47,276
Amortization	2,120	2,372	533	594	144	—	5,763
Impairment Loss	(9,621)	—	—	—	—	—	(9,621)
Foreign currency translation	168	3	35	23	5	—	234
Balance, October 31, 2025	1,142	41,034	710	617	149	—	43,652
Amortization	119	1,187	1,128	1,844	443	—	4,721
Foreign currency translation	-	(3)	(5)	(24)	(6)	—	(38)
Balance, April 30, 2026	1,261	42,218	1,833	2,437	586	—	48,335

Net Book Value, October 31, 2025	572	7,766	10,675	17,896	2,519	90,121	129,549
Net Book Value, April 30, 2026	477	6,888	9,523	15,843	2,049	89,725	124,505
During the six months ended April 30, 2026, the Company evaluated for indicators of impairment and determined that no indicators were present.

9. Prepaid expenses and deposits

As at	April 30, 2026	October 31, 2025
	$	$
Deposits on cannabis retail outlets	2,904	2,622
Prepaid insurance and other	6,242	4,578
Prepayment on inventory	11,593	12,831
Total	20,739	20,031
Less current portion	(15,358)	(15,917)
Long-term	5,381	4,114

13

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and six months ended April 30, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

10. Inventory

As at	April 30, 2026	October 31, 2025
	$	$
Finished goods	46,990	56,336
Raw material	25,069	11,430
Work in process	3	6
Provision for obsolescence	(362)	(366)
Total	71,700	67,406
In light of the medical segment's performance, management continues to assess the recoverability of inventory and whether the related inventory provisions remain appropriate and consistent with IFRS Accounting Standards. This assessment includes consideration of factors such as inventory aging, turnover rates, sales trends, excess quantities, obsolete items, and other indicators that inventory may require a write-down to net realizable value. Based on this assessment, no adjustments were required during the current period.

11. Trade and other receivables

As at	April 30, 2026	October 31, 2025
	$	$
Trade accounts receivables	24,754	15,557
Factoring(i)	(15,907)	(9,013)
Allowance for doubtful accounts	(1,126)	(929)
Total	7,721	5,615
(i)Remexian has a trade receivables factoring arrangement with a debt collection services company in Germany under which eligible trade receivables are sold to a German financing company on a non-recourse basis. Eligible receivables are derecognized when purchased by the German financing company and cash is received. Receivables offered but not purchased by the German financing company continue to be recognized as trade receivables. The Company does not retain ongoing exposure to credit risk on receivables sold other than customary representations and warranties; such representations and warranties do not constitute continuing involvement for the purposes of IFRS 7 transfer disclosures. Factoring fees are recognized in finance costs.

14

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and six months ended April 30, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

12. Notes payable

As at	April 30, 2026	October 31, 2025
	$	$
Vendor loan - face value	12,290	12,290
Vendor loan - unamortized discount	(2,914)	(3,283)
Vendor loan(i)	9,376	9,007
Term loan(ii)	3,193	3,637
Other(iii)	512	795
Total	13,081	13,439
Less current portion	(1,245)	(1,536)
Long-term obligation	11,836	11,903
(i)In connection with the acquisition of Remexian, the Company entered into a vendor financing arrangement pursuant to which a portion of the purchase consideration was deferred and recorded as a note payable by the Company to the vendors. The vendor loan has a principal amount of $12,290. The vendor loan bears interest at a fixed rate of 7% per annum on the outstanding principal, with interest accruing annually and payable on January of the following calendar year. The Company may repay the vendor loan in whole or in part, at its discretion, subject to minimum repayment amounts of EUR 100,000 or multiples thereof, and provided that 60 days’ prior written notice is given to the vendor in the case of early repayment. The vendor loan is unsecured and is governed by the laws of the Federal Republic of Germany. There are no financial covenants attached to the vendor loan.

In accordance with IFRS 3 – Business Combinations, the vendor loan was initially recognized at its fair value of $9,007 at the acquisition date, with the difference between the principal amount and fair value included as part of the acquisition accounting. Subsequent to initial recognition, the vendor loan is measured in accordance with IFRS 9 – Financial Instruments, at amortized cost using the effective interest method. Accrued interest of $283 was recognized within trade and other payables.
(ii)Remexian, a subsidiary of the Company, entered into a fixed-rate installment term loan with an unrelated party bank on March 31, 2025, with original principal of $3,885 (EUR 2.5 million) and final maturity on March 31, 2030. The loan bears interest at a fixed rate of 4.82% per annum, calculated using 360-day year, with quarterly repayments of principal $200 (EUR 0.125 million) and accrued interest, commencing June 30, 2025; contractual interest accrues over the term of the loan and is payable at maturity. The loan is denominated in Euros and translated into Canadian dollars using the closing exchange rate at the reporting date in accordance with IAS 21 and is measured at amortized cost under IFRS 9. The loan is secured by a transfer of ownership of inventory and an assignment of related insurance claims and is further supported by maximum amount guarantees of $932 (EUR 0.6 million) provided by the two largest non-controlling interest owners of Remexian. Following the acquisition of Remexian, the Company placed $488 (EUR 0.3 million) in escrow with a notary in respect of potential security claims. Financial covenants include a minimum equity ratio of 25% and a maximum net debt ratio of 3.0, all of which were met as at April 30, 2026.
As at April 30, 2026, principal outstanding was $3,193, of which $798 was classified as current and $2,395 as non-current. Accrued interest of approximately $13 was recognized separately within trade and other payables.
(iii)Also included are Remexian’s five fixed-rate Euro-denominated loans. A total of EUR 700 was advanced to Remexian in 2024, prior to the Company’s acquisition of Remexian. As at April 30, 2026, principal outstanding under these loans totaled $447 (EUR 280). The unsecured loans contain no financial covenants, are subordinated to all other third-party claims, bear fixed interest at an average rate of 10% per annum, and are classified within current notes payable based on their repayment schedules. These borrowings are measured at amortized cost. Included in current notes payable are a bricks-and-mortar subsidiary's $65 loan.

15

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and six months ended April 30, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

13. Accounts payable and accrued liabilities

As at	April 30, 2026	October 31, 2025
	$	$
Accounts payable	36,140	27,765
Accrued liabilities	9,403	12,484
Sales tax payable	9,798	7,002
Total	55,341	47,251
14. Deferred revenue

As at	April 30, 2026	October 31, 2025
	$	$
Cannabis, hemp-derived products and other revenue	1,245	3,308
Elite membership revenue	1,752	1,404
Goods shipped not delivered	262	3,277
Total	3,259	7,989

15. Convertible debt

As at	April 30, 2026		October 31, 2025
	$		$
Face value	30,000	-	30,000
Freestanding derivative	(7,299)		(7,299)
Unamortized issuance cost	(3,937)		(4,824)
Total	18,764		17,877

On July 16, 2025, the Company entered into a non-revolving $30,000 junior secured term loan with a subsidiary of Cronos Group Inc. (the “Lender”). The loan is guaranteed by designated subsidiaries and is junior in priority to the Company’s prior-ranking senior secured indebtedness.
An original issue discount (“OID”) of 16% ($4,800) was retained by the Lender, resulting in a funded amount of $25,200 received by the Company. Interest accrues at 4% per annum on the full $30,000 principal amount (inclusive of OID) and is payable quarterly in arrears on the last day of each quarter. Principal repayment is due in full when the loan matures on July 16, 2030; early repayments may be made at the Company’s option without penalty.
In connection with this convertible debt, the Company issued detachable warrants to purchase common shares of High Tide Inc. to the Lender, which is recorded as a derivative liability (refer to note 16).
The loan was initially recognized at $17,382, determined as $25,200 funded amount, net of the $7,299 initial fair value of the warrant liability and $519 of transaction costs. The loan is subsequently measured at amortized cost using the effective interest method and reflects the change in outstanding balance of the convertible debt compared to October 31, 2025.
The loan includes a conversion feature that permits the Lender, while the loan is outstanding, to deliver a conversion offer to convert all or a portion of the funded amount (principal net of OID) into common shares of the Company at a conversion price of
$4.20 per share. The Company has ten business days to accept or reject each conversion offer; if not accepted, the offer is deemed rejected. A 10% beneficial ownership cap applies unless applicable TSX Venture Exchange approvals are obtained.

The Company was in compliance with all covenants as at April 30, 2026.

16

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and six months ended April 30, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

16. Derivative liability

Current derivative liability - detachable warrants

As at	April 30, 2026	October 31, 2025
	$	$
Opening balance	9,951	—
Initial recognition	—	7,299
Fair value change	(4,194)	2,652
Fair value, end of the period	5,757	9,951
The 3,836,317 detachable warrants were issued concurrently with the advance of the convertible debt and are exercisable into common shares at a fixed exercise price of $3.91, subject to standard anti-dilution adjustments. Warrants are exercisable for cash or, at the Company’s option, on a cashless basis. The detachable warrants are freestanding financial instruments and do not meet the criteria for equity classification under IAS 32 – Financial Instruments: Presentation. Accordingly, the detachable warrants are accounted for as a derivative liability. Transaction costs of $212 allocated to the warrants were expensed on initial recognition of the derivative liability.
The Black-Scholes model was used to determine the fair value of the warrants, which was $1.50 as at April 30, 2026 ($2.59 - October 31, 2025). The primary inputs include expected share price volatility of 60% at April 30, 2026 (68% - October 31, 2025), risk-free rate of return of 3.14% at April 30, 2026 (2.63% - October 31, 2025), Expected life of the warrants of 4.21 years at April 30, 2026 (4.71 - October 31, 2025), closing market price of the stock of $3.31 at April 30, 2026 ($4.38 - October 31, 2025).
Non-current derivative liability - put option liability

As at	April 30, 2026	October 31, 2025
	$	$
Opening balance	56,954	—
Initial recognition	—	35,797
Fair value change	1,670	20,907
(Loss) or gain on foreign exchange	(722)	250
Total	57,902	56,954

The Company issued a put option to the 49% non-controlling interest shareholders in Remexian, exercisable at any time after September 2, 2027 for a term of 5 years. The put option allows the non-controlling interest shareholders to sell all the remaining shares at an exercise price of 3.64065 times the trailing annual EBITDA.

The Company used a Monte Carlo simulation model to determine the put option's fair value. At April 30, 2026, the significant level 3 estimates in the valuation were management's multi-year EBITDA forecast, an internal rate of return of 15% (15% - October 31, 2025), an annualized EBITDA volatility of 82% (82% - October 31, 2025) and risk-free rate of 3.35%.

On initial recognition, the put option liability of $35,797 was recorded as derivative liability - equity in the consolidated statement of changes in equity. As at April 30, 2026, the put option liability was remeasured as $57,902 ($56,954 - October 31, 2025) and the change in fair value of $1,670 ($20,907 - October 31, 2025) was recorded in the consolidated statement of income (loss) and comprehensive income (loss).

17

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and six months ended April 30, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

17. Interest bearing loans and borrowings

As at	April 30, 2026	October 31, 2025
	$	$
ConnectFirst loan(i)	7,064	9,104
Bank borrowings(ii)	—	4,851
Working capital loan(iii)	—	2,234
Total	7,064	16,189
Less current portion	(7,064)	(16,189)
Long-term obligation	—	—
Cash flow information

For the period	April 30, 2026	April 30, 2025
	$	$
Repayments:
Bank borrowing (money market loan)	4,851	—
Bank borrowing (credit facility)	7,264	—
ConnectFirst	2,040	1,839
Working capital loan	2,234	—
Total	16,389	1,839

Additions
Bank borrowing (money market loan)	7,264	—
Total	7,264	—
(i)On August 15, 2022, the Company entered into a $19,000 demand term loan with connectFirst Credit Union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. The demand loan bears interest at the Credit Union’s prime lending rate plus 2.5% per annum and is set to mature on September 5, 2027.

Tranche 1, is repayable on demand, but until demand is made, this credit facility shall be repaid in monthly blended payments of principal and interest of $241. Blended payments may be adjusted from time to time, if necessary, on the basis of the Credit Union’s Prime Lending Rate and the principal outstanding. The Company received the inflow on October 7, 2022. The balance at April 30, 2026 was $4,652 ($5,909 - October 31, 2025).

Tranche 2, is repayable on demand, but until demand is made, this credit facility shall be repaid in monthly blended payments of principal and interest of $147. Blended payments may be adjusted from time to time, if necessary, on the basis of Prime, the principal outstanding and the amortization period remaining, the Company received the inflow on October 25, 2022. The Company received the remaining $2,673 on March 8, 2023. The balance at April 30, 2026 was $2,412 ($3,195 - October 31, 2025).
Attached to the loan is a general security agreement comprising a first charge security interest over all present and after acquired personal property, registered at Personal Property Registry for the assets of Canna Cabana Inc., Meta Growth Corp., 2680495 Ontario Inc., Valiant Distribution Canada Inc., High Tide USA Inc., Smoke Cartel USA Inc., DHC Supply LLC., DS Distribution Inc., Enigmaa Ltd., High Tide Inc. BV., SJV2 BV., SJV BV o/a Grasscity., and a limited recourse guarantee against $5,000 worth of High Tide Inc. shares held by Harkirat Singh Grover, and affiliates, to be pledged in favor of the Connectfirst.

18

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and six months ended April 30, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

Covenants attached to the loan:

The Company’s debt service coverage ratio shall be not less than 1.4:1, to be tested at the end of each fiscal quarter of the Company based on a trailing four-quarters basis using financial statements. As of April 30, 2026, the Company was in compliance with the debt service coverage ratio.
•The Company shall at all times maintain in the Company’s account with connectFirst the greater of $7,500 or 50% of the aggregate debt of the Company to connectFirst. A five-business day cure period is permitted. Included in the restricted cash of $9,096 as at April 30, 2026 ($8,629 - October 31, 2025) is $7,500 ($7,500 - October 31, 2025) held in the Company’s account with connectFirst.
•The Company shall at all times maintain a current ratio of not less than 1.3:1, to be tested monthly using financial statements. As at April 30, 2026, the Company was in compliance with the current ratio.
•The Company shall at all times maintain a funded debt to EBITDA ratio of not more than 3:1, to be tested quarterly on a consolidated basis. As at April 30, 2026, the Company was in compliance with the funded debt to EBITDA ratio.
As at April 30, 2026, the Company has met all the covenants attached to the loan.

(ii)Remexian has a credit framework with German bank that may be utilized as an overdraft facility (line of credit), money market loans, bank guarantees and import letters of credit, with an aggregate limit of $9,436 (EUR 6,000), of which money market utilization is subject to a sub-limit of $7,863 (EUR 5,000). The overdraft facility bears interest at a variable rate linked to three-month average EURIBOR, with interest payable monthly in arrears, and is subject to a provision fee of 0.10% per annum plus VAT on the unused portion; the facility has no stated maturity and amounts drawn are repayable on demand. As at April 30, 2026, there was outstanding balance of $3,846 (EUR 2,409) under the overdraft facility (line of credit) and is included in cash and cash equivalents on the condensed interim consolidated statements of financial position. Money market loans are short-term drawings repayable at the end of their term and bear interest at EURIBOR plus a margin of 2.50% per annum (EURIBOR floored at zero), calculated using 360-day year. As at April 30, 2026, the variable interest rate applicable to the overdraft facility was 5.248%, and the rate applicable to the money market loan was 4.537%. The facilities are denominated in Euros. The money market loan outstanding as of October 31, 2025 in the amount of $4,851 was fully repaid on December 15, 2025. Subsequently, on January 15, 2026, the Company drew $7,264 (Euro 4,500) from its credit facility, which was paid on April 30, 2026. No amounts were outstanding under bank guarantees or import letters of credit at April 30, 2026.

The credit framework is secured by Remexian’s inventory and related insurance claims and are further supported by maximum amount guarantees of $970 (EUR 600) provided by two noncontrolling shareholders of Remexian; in addition, the Company placed $485 (EUR 300) in escrow with a notary in respect of potential security claims. Accrued interest relating to these facilities is recognized separately within trade and other payables. There are no financial covenants attached to this loan.
(iii)Remexian entered into a procurement pre-financing arrangement with a German lender, under which the German lender pays approved supplier invoices on Remexian’s behalf and Remexian reimburses a German lender at the end of an agreed payment deferral period. During the year, Remexian selected a four-month payment deferral for all transactions, with the applicable transfer fee determined at the time each invoice was submitted. Amounts outstanding under the arrangement are repayable within twelve months and are therefore classified as current. The arrangement is secured by collateral over the financed goods and related claims. On November 26, 2025, the German lender provided notice to terminate the arrangement, following which no new supplier invoices are being financed; this did not affect the carrying amount of the balance outstanding at the reporting date. There are no financial covenants attached to this loan. As at April 30, 2026, the balance outstanding was nil.
During the three and six months ended April 30, 2026, the Company incurred interest of $133 and $288, respectively (April 30, 2025: $219 and $490, respectively), on the connectFirst loan and $81 and $122, respectively (April 30, 2025: nil and nil, respectively), on the commercial bank loan. During the three and six months ended April 30, 2026, the Company also repaid principal of $1,031 and $2,040, respectively (April 30, 2025: $945 and $1,839, respectively), on the connectFirst loan.

19

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and six months ended April 30, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

18. Secured debentures

As at	April 30, 2026	October 31, 2025
	$	$
Face value	15,000	15,000
Unamortized discount	(1,045)	(1,152)
Unamortized issuance fees	(1,190)	(1,312)
Total	12,765	12,536
On July 31, 2024, the Company established a secured debenture facility with a 12% coupon rate and 5-year maturity. On August 7, 2024, the Company issued $10,000 of debentures at a 10% discount and received net cash proceeds of $8,700. On November 30, 2024, the Company issued an additional $5,000 of debentures at 10% discount and received net cash proceeds of $4,449.
On July 31, 2024, the Company issued 230,760 shares for consideration of $800 in connection with the secured debenture facility.
For the three and six months ended April 30, 2026, the Company incurred interest on debentures in the amount of $439 and $896, respectively (April 30, 2025: $596 and $986, respectively), and accretion expense of $122 and $229, respectively (April 30, 2025: $161 and $311, respectively). This secured debenture is subject to the same covenants as the connectFirst loan, with which the Company remains in full compliance.

19. Finance and other costs

	Three months ended April 30,		Six months ended April 30,
	2026	2025	2026	2025
	$	$	$	$
Accretion on convertible debt	445	—	887	—
Accretion on notes payable	144	29	375	165
Accretion on secured debentures	122	161	229	311
Accretion on lease liabilities	1,099	945	2,056	1,881
Interest on notes payable	264	—	544	218
Interest on debentures	439	596	896	986
Interest on interest bearing borrowings	345	219	724	490
Interest on convertible debt	293	—	595	—
Transaction and other costs for the period	2,077	1,616	5,035	2,246
Total	5,228	3,566	11,341	6,297

20

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and six months ended April 30, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

20. Share capital

Common shares:
	Number of shares	Amount
	#	$
Opening balance, November 1, 2024	80,787,017	300,643
Purchase of Remexian - paid in shares	5,864,373	26,856
Issuance of shares through ATM(i)	11,600	52
Vested restricted share units (RSU)	504,044	1,388
Share issuance cost	—	(292)
Options exercised	227,947	664
Warrants exercised	89,800	331
Balance, October 31, 2025	87,484,781	329,642
Vested restricted share units (RSU)	295,190	1,733
Equity awards related costs	—	(439)
Share issuance cost	—	(12)
Options exercised	89,785	184
Balance, April 30, 2026	87,869,756	331,108

(i)The base shelf prospectus replaced the At the market offering (ATM) announced on August 31, 2023.
On August 11, 2025, the Company filed a final short form base shelf prospectus in all Canadian provinces and territories and a corresponding shelf registration statement with the U.S. Securities and Exchange Commission. The shelf prospectus allows the Company to offer, during the 25-month effective period, up to an aggregate of $100,000 (or the equivalent in U.S. dollars) in one or more offerings of equity, debt, warrants, subscription receipts, units, convertible securities, or combinations thereof, at the Company’s discretion and subject to regulatory requirements, as required pursuant to National Instrument 44-102 – Shelf Distributions and the policies of the TSXV.

21. Share-based compensation
(a) Stock option plan
On April 19, 2022, the directors of the Company approved the 2022 equity incentive plan (the “Omnibus Plan”), which was effective upon the Company receiving disinterested shareholder approval at the annual general meeting and special meetings of shareholders of the Company on June 2, 2022.
The maximum number of common shares available and reserved for issuance, at any time, under the Omnibus Plan, together with any other security-based compensation arrangements adopted by the Company, including the Predecessor Plans, has been updated to 20% of the issued and outstanding common shares as at June 2, 2022. The maximum share options that can be issued is 12,617,734 Common Shares.
It is the Company's intention for the stock options it grants, to generally vest one-fourth on each of the first, second, third and fourth, 6-month anniversaries of the grant date. All options that are outstanding will expire upon maturity, or earlier, if the optionee ceases to be a director, officer, employee or consultant. The maximum exercise period of an option shall not exceed 10 years from the grant date.

21

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and six months ended April 30, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

Changes in the number of stock options, with their weighted average exercise prices, are summarized below:

	For the six months ended		For the year ended
	April 30, 2026		October 31, 2025
	Number of options	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)

Opening balance	2,503,457	2.76	3,080,452	2.97
Granted	170,500	3.25	280,500	3.45
Exercised	(139,750)	2.08	(382,000)	2.55
Forfeited or expired	(81,250)	2.61	(475,495)	4.65
Balance, April 30, 2026	2,452,957	2.85	2,503,457	2.76
Exercisable, end of period	2,115,082	2.77	2,212,582	2.70

	Outstanding options			Exercisable options
	Number of options outstanding	Weighted average remaining life (years)	Weighted average exercise price ($)	Number of options exercisable	Weighted average exercise price ($)
Range of exercise price
$2.52- $2.75	2,013,209	0.45	2.74	1,993,582	2.74
$2.76 - $4.16	439,748	2.2	3.34	121,500	3.23
2.52 - $4.16	2,452,957	0.76	2.85	2,115,082	2.77
(b) Restricted share units ("RSUs") plan

	Number of shares
As at	April 30, 2026	October 31, 2025

Opening balance	918,688	687,747
Granted	1,424,088	918,688
Vested and issued	(435,618)	(687,747)
Balance, April 30, 2026	1,907,158	918,688
( c) Share based compensation

	Three months ended April 30,		Six months ended April 30,
	2026	2025	2026	2025
	$	$	$	$
Stock options	79	167	110	385
RSUs	802	1,083	1,141	2,040
Total	881	1,250	1,251	2,425
For the three and six months ended April 30, 2026, the Company recorded share-based compensation related to options of $79 and $110, respectively (April 30, 2025: $167 and $385, respectively).
For the three and six months ended April 30, 2026, the Company recorded share-based compensation related to RSUs of $802 and $1,141, respectively (April 30, 2025: $1,083 and $2,040, respectively).

22

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and six months ended April 30, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

22. Warrants

	Warrants		Weighted average exercise price	Weighted average number of years to expiry	Expiry dates
	#	$	$
Opening balance	4,852,366	4,632	2.73	2.98
Warrants exercised	(89,800)	(86)	2.73	1.72	7/22/2027
Warrants issued(i)	3,836,317	-	3.91	4.71	7/16/2030
Balance, October 31, 2025	8,598,883	4,546	3.26	3.05

Warrants exercised	—	—	—	—
Balance, April 30, 2026	8,598,883	4,546	3.26	2.56
(i) The Company issued 3,836,317 warrants in connection with the Convertible Debt, which is classified as derivative liability (refer to note 16).
23. Income (loss) per share

	Three months ended April 30,		Six months ended April 30,
	2026	2025	2026	2025
	$	$	$	$
Net income (loss) for the period	24	(2,836)	(328)	(5,525)
Non-controlling interest portion of net income (loss)	221	62	(1,336)	181
Net Income (loss) attributable to the owners of the Company	(197)	(2,898)	1,008	(5,706)
	#	#
Weighted average number of common shares - basic	87,867,707	80,935,843	87,790,503	80,904,690
Basic income (loss) per share	—	(0.04)	0.01	(0.07)
Weighted average number of common shares - diluted	87,867,707	80,935,843	94,798,768	80,904,690
Diluted income (loss) per share	—	(0.04)	0.01	(0.07)
During the three months ended April 30, 2026, the Company reported a net loss attributable to owners of the company. In the computation of the diluted loss per share, common share equivalents are not considered, as the inclusion of the common shares equivalents are anti-dilutive for the period. During the six months ended April 30, 2026, the Company reported a net income attributable to owners of the company. Accordingly, the calculation of diluted earnings per share includes the weighted average number of common shares outstanding and the dilutive effect of potential common shares, consisting of stock options and the conversion option associated with the warrants.

24. Financial Instruments and risk management
The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, interest and market risk due to holding certain financial instruments. This note presents information about changes to the Company’s exposure to each of these risks, its objectives, policies, and processes for measuring and managing risk, and its management of capital during the year. Further quantitative disclosure is included throughout these condensed interim consolidated financial statements. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.
(a) Fair value

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
-Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities
-Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
-Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs)

23

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and six months ended April 30, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

The Company assessed that the fair values of cash and cash equivalents, trade and other receivables, accounts payable, interest bearing loans and borrowings, current portion of notes payable, and current portion of lease liabilities approximate their carrying amounts largely due to the short-term nature of these instruments.
The following methods and assumptions were used to estimate the fair value:
-Marketable securities (excluding long term GICs) are determined based on level 1 inputs, as the prices for the marketable securities are quoted in public exchanges.
-The Secured Debentures are evaluated by the Company based on level 2 inputs such as the effective interest rate and the market rates of comparable securities. The Secured Debentures are initially recorded at fair value and subsequently measured at amortized cost and at each reporting period accretion incurred in the period is recorded to transaction costs in the consolidated statement of loss and comprehensive loss.
-The Junior Secured Convertible Loan is evaluated by the Company based on level 2 inputs such as the effective interest rate and the market rates of comparable securities. The Loan is initially recorded at fair value and subsequently measured at amortized cost and at each reporting period accretion incurred in the period is recorded in the consolidated statement of income (loss) and comprehensive income (loss). The Warrants issued with the Junior Secured Convertible Loan are valued by the Company based on level 3 inputs and the Black-Scholes-Merton valuation model for financial instruments (i.e. spot price determined as 30-day VWAP, risk-free rate as per the Bank of Canada, stock price volatility). A 1% change in expected volatility would change the warrant liability by approximately $88.
(b) Credit risk
Credit risk arises when a party to a financial instrument will cause a financial loss for the counterparty by failing to fulfill its obligation. The maximum exposure to credit risk is equal to the carrying value (net of allowances) of the financial assets. The objective of managing credit risk is to prevent losses on financial assets. The Company assesses the credit quality of counterparties, considering their financial position, past experience, and other factors. Cash and cash equivalents consist of bank balances. Credit risk associated with cash is minimized substantially by ensuring that these financial assets are held in highly rated financial institutions. The Company holds all cash and cash equivalents with large commercial banks or credit unions, which minimizes credit risk.
The following table sets forth details of the aging profile of accounts receivables and the allowance for expected credit loss:

As at	April 30, 2026	October 31, 2025
	$	$
Current (for less than 30 days)	6,183	3,989
31 – 60 days	370	99
61 – 90 days	150	101
Greater than 90 days	2,144	2,355
Less allowance	(1,126)	(929)
	7,721	5,615

Accounts receivables consists primarily of accounts receivables from invoicing for products and services rendered. The Company’s credit risk arises from the possibility that a customer which owes the Company money is unable or unwilling to meet its obligations in accordance with the terms and conditions in the contracts with the Company, which would result in a financial loss for the Company. This risk is mitigated through established credit management techniques, including monitoring customer’s creditworthiness, setting exposure limits and monitoring exposure against these customer credit limits.
For the three and six months ended April 30, 2026 net $145 and $197, respectively (April 30, 2025: $2 and $4, respectively), in trade receivables were written off against the allowance due to bad debts and $338 and $400, respectively (April 30, 2025: $174 and $168, respectively), were written off directly to bad debts. Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivables are evaluated by the Company based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer. Based on this evaluation, allowances are taken into account for the estimated losses of these receivables.
The Company performs a regular assessment of the collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions.

24

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and six months ended April 30, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company generally relies on funds generated from operations, equity and debt financing to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations. The Company may access capital to meet current and future obligations as they come due. The Company’s ability to manage its liquidity risk going forward will require some or all of the following: the ability to continue to generate positive cash flows from operations and to secure capital or credit facilities on reasonable terms.
Maturities of the Company’s financial liabilities are as follows:

	Contractual Cash Flows	2026	2026	2027-2028	2029-2030	2031 and beyond
	$	$	$	$	$	$
Accounts payable and accrued liabilities	55,341		55,341	—	—	—
Income tax payable	7,339		7,339	—	—	—
Undiscounted lease obligations	74,845		7,103	26,225	17,892	23,625
Notes payable	20,004		926	3,539	15,282	257
Interest bearing loans and borrowings	7,479		2,329	5,150	—	—
Secured debentures	21,006		902	3,605	16,499	—
Convertible debt	35,152		602	2,401	32,149	—
Total	221,166		74,542	40,920	81,822	23,882

(d) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in the market interest rate primarily related to the Company’s current credit facility with a variable interest rate.
As at April 30, 2026, approximately 86% of the Company’s borrowings are at a fixed rate of interest (77% - October 31, 2025) Assuming all other variables remain constant, a fluctuation of +/- 1.0 percent in the interest rate would impact the annual interest payment by approximately +/- $71 ($139 - October 31, 2025).

(e) Foreign currency risk
Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates. The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at April 30, 2026 were as follows:

As at	April 30, 2026				October 31, 2025
(Canadian dollar equivalent amounts of GBP, EUR, USD)	GBP	EUR	USD	Total	Total
	$	$	$	$	$
Cash	170	(3,371)	1,834	(1,367)	2,899
Trade and other receivables	116	3,403	308	3,827	2,533
Accounts payable and accrued liabilities	(98)	(34,939)	(2,103)	(37,140)	(26,025)
Net monetary assets	188	(34,907)	39	(34,680)	(20,593)
Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between USD and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $2 ($9 - October 31, 2025). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the EUR and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $1,745 ($1,049 - October 31, 2025), and a fluctuation of +/- 5.0 percent in the exchange rate between GBP and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $9 ($10 - October 31, 2025). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates.

25

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and six months ended April 30, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

25. Segmented information
(a) Operating segment

	Bricks-and-mortar	Bricks-and-mortar	Medical cannabis distribution	Medical cannabis distribution	Total	Total
For the three months ended April 30,	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$
Total revenue	$147,657	$137,804	$31,639	$—	$179,296	$137,804
Gross profit	$40,685	$35,471	$7,706	$—	$48,391	$35,471
Income (loss) from operations	$5,725	$932	$372	$—	$6,097	$932

	Bricks-and-mortar	Bricks-and-mortar	Medical cannabis distribution	Medical cannabis distribution	Total	Total
For the six months ended April 30,	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$
Total Revenue	301,007	280,265	56,618	—	357,625	280,265
Gross profit (loss)	82,785	70,911	10,015	—	92,800	70,911
Income (loss) from operations	10,970	999	(2,502)	—	8,468	999

	Bricks-and-mortar	Bricks-and-mortar	Medical cannabis distribution	Medical cannabis distribution	Total	Total
As at April 30, 2026 and October 31, 2025	2026	2025	2026	2025	2026	2025
	$	$	$	$	$	$
Current assets	84,440	92,028	46,918	44,857	131,358	136,885
Non-current assets	152,967	146,626	63,542	65,551	216,509	212,177
Current liabilities	46,072	58,990	43,838	40,928	89,910	99,918
Non-current liabilities	130,352	136,098	25,693	10,258	156,045	146,356
Corporate overhead is allocated to the bricks-and-mortar and medical cannabis distribution segments (refer to note 6) based on each segment’s percentage of revenue. For the six months ended April 30, 2026, allocations were 84% to the bricks-and-mortar segment and 16% to medical cannabis distribution segment (April 30, 2025: 100% and nil, respectively).

26

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and six months ended April 30, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

b) Geographical markets

		Canada	Canada	USA	USA	International	International	Total	Total
For the three months ended April 30,		2026	2025	2026	2025	2026	2025	2026	2025
		$	$	$	$	$	$	$	$
Total revenue		144,331	133,091	3,167	4,542	31,798	171	179,296	137,804
Gross profit (loss)		39,728	34,002	894	1,428	7,769	41	48,391	35,471
Income (loss) from operations	$5,900	5,900	5,409	(1,407)	(4,241)	1,604	(236)	6,097	932

		Canada	Canada	USA	USA	International	International	Total	Total
For the six months ended April 30,		2026	2025	2026	2025	2026	2025	2026	2025
		$	$	$	$	$	$	$	$
Total revenue		294,021	268,805	6,692	11,000	56,912	460	357,625	280,265
Gross profit (loss)		80,918	67,274	1,760	3,456	10,122	181	92,800	70,911
Income (loss) from operations		11,955	7,366	(3,023)	(5,847)	(464)	(520)	8,468	999

		Canada	Canada	USA	USA	International	International	Total	Total
As at April 30, 2026 and October 31, 2025		2026	2025	2026	2025	2026	2025	2026	2025
		$	$	$	$	$	$	$	$
Current assets		79,839	84,442	6,460	6,824	45,059	45,619	131,358	136,885
Non-current assets		150,029	143,604	1,859	2,587	64,621	65,986	216,509	212,177
Current liabilities		43,890	55,763	3,650	2,832	42,370	41,324	89,910	99,919
Non-current liabilities		144,185	134,918	1,162	1,509	10,698	9,929	156,045	146,356
Corporate overhead is included in the geographical market in which it was incurred.
26. Related party transactions
As at April 30, 2026, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.
(a) Operational transactions
The Company leases an office and warehouse rental unit (27,000 sq ft) from Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the Company. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totaling $386 per annum. The current lease term is 5 years that ends on December 31, 2028, with one additional 5-year term extension exercisable remaining at the option of the Company.
Following the acquisition of a controlling interest in Remexian on September 2, 2025, Remexian continued to receive facilities and operational support services from INOPHA under an existing service agreement, including seconded personnel support and the provision of Remexian managing director's time through INOPHA. INOPHA is considered a related party of the Company as it shares common key management personnel with Remexian, including the Chief Executive Officer, Stefan Adomeit. For the three and six months ended April 30, 2026, the Company recognized $301 and $721 of expense in respect of these services, respectively (2025: nil and nil, respectively).

27

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and six months ended April 30, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

(b) Financing transactions
On August 15, 2022, the Company entered into a $19,000 demand term loan with connectFirst Credit Union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. To facilitate the credit facility, the president and CEO of the Company provided limited recourse guarantee against $5,000 worth of High Tide Inc. shares held by the CEO, and affiliates, to be pledged in favor of the Credit Union. The parties agree that this personal guarantee will only be available after all collection efforts against High Tide Inc. have been exhausted, including the sale of High Tide Inc.
27. Right-of-use assets and lease liabilities

The Company entered into various lease agreements predominantly to execute its retail platform strategy. The Company leases properties such as various retail stores and offices. Lease contracts are typically made for fixed periods of 5 to 10 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Right-of-use assets	April 30, 2026	October 31, 2025
	$	$
Opening balance	47,793	36,525
Net additions	14,215	12,779
Reassessment of lease terms	—	10,711
Terminations	(41)	(2,146)
Depreciation expense	(5,715)	(10,076)
Total	56,252	47,793

Lease Liabilities	April 30, 2026	October 31, 2025
	$	$
Opening balance	49,800	40,207
Additions	13,246	12,539
Reassessment of lease terms, net of interest	—	9,086
Terminations	(50)	(2,054)
Foreign currency	(27)	29
Repayments	(5,297)	(10,007)
Total	57,672	49,800
Less: current	(9,905)	(9,814)
Non-current	47,767	39,986
During the three and six months ended April 30, 2026, the Company also paid $1,821 and $3,418, respectively (April 30, 2025: $1,286 and $2,725, respectively), in variable operating costs associated with the leases which are expensed under general and administrative expenses.
During the year ended October 31, 2025, management reassessed the lease terms of certain building leases in accordance with the Company’s accounting policy for leases. As a result, renewal periods assessed as reasonably certain were included in the lease terms and the related lease liabilities and right-of-use assets were remeasured. The cumulative impact was recognized prospectively during the year and included within additions to right-of-use assets and lease liabilities.

28

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and six months ended April 30, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

28. Capital management

The Company’s objectives when managing capital resources are to:
(i)Explore profitable growth opportunities;
(ii)Deploy capital to provide an appropriate return on investment for shareholders;
(iii)Maintain financial flexibility to preserve the ability to meet financial obligations; and
(iv)Maintain a capital structure that provides financial flexibility to execute on strategic opportunities.
The Company’s strategy is formulated to maintain a flexible capital structure consistent with the objectives stated above as well as to respond to changes in economic conditions and to the risks inherent in its underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year‐over‐year sustainable profitable growth. The Company’s capital structure consists of debt, equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, take on new debt or issue share capital. The Company anticipates that it will have adequate liquidity to fund future working capital commitments, and forecasted capital expenditures through a combination of cash flow, cash‐on‐hand and financing, as required.
29. Contingent liability
In the normal course of business, the Company and its subsidiaries may become defendants in certain employment claims and other litigation. The Company records a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company is not involved in any legal proceedings other than routine litigation arising in the normal course of business, none of which the Company believes will have a material adverse effect on the Company’s business, financial condition or results of operations. There have been no material changes in contingent liabilities or contingent assets since those disclosed in the Company’s annual consolidated financial statements for the year ended October 31, 2025.
30. Non-controlling interest
The following table presents the summarized financial information for the Company’s subsidiaries which have non-controlling interests. This information represents amounts before intercompany eliminations.

Balance as at	April 30, 2026	October 31, 2025
	$	$
Total current assets	47,983	49,014
Total non-current assets	64,657	67,785
Total current liabilities	(43,801)	(42,770)
Total non-current liabilities	(9,401)	(9,976)

For the period	Three months ended April 30,		Six months ended April 30,
	2026	2025	2026	2025
	$	$	$	$
Revenues	35,404	4,080	64,609	8,537
Net (loss) income	221	(31)	(1,336)	54
Total comprehensive (loss) income	(13)	46	(1,315)	106

(i)The increase in revenue, net (loss) income and total comprehensive (loss) income for three and six months ended April 30, 2026 is primarily related to the acquisition of Remexian (refer to note 5).

29

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months and six months ended April 30, 2026 and 2025
(Stated — In thousands of Canadian dollars, except share and per share amounts)

The net change in non-controlling interests is as follows:

As at	April 30, 2026			April 30, 2025
	Remexian	Other subsidiaries	Total	Remexian	Other subsidiaries	Total
	$	$	$		$	$
Opening balance, beginning of the period	13,708	1,470	15,178	—	2,240	2,240
Share of net income (Loss) for three months ended January 31, 2026	(1,743)	186	(1,557)	—	119	119
Share of net income (Loss) for three months ended April 30, 2026	95	126	221	—	62	62
Distributions for three months ended January 31, 2026	—	—	—	—	—	—
Distributions for three months ended April 30, 2026	—	(587)	(587)	—	(567)	(567)
Balance, end of the period	12,060	1,195	13,255	—	1,854	1,854
31. Subsequent events
1.On Jun 15, 2026, the Company announced that it has secured credit approval for a loan agreement with Bank of Montreal in respect of new senior secured credit facilities in the principal amount of C$40 million, expected to replace its existing senior credit facility with connectFirst Credit Union, subject to customary closing conditions. The proposed facilities consist of a $25.0 million committed revolving credit facility and a $15.0 million committed delayed draw term loan. Upon repayment and termination of the connectFirst Credit Union facility, approximately $7.5 million of restricted cash held as collateral is expected to be released and reclassified to cash and cash equivalents. As of the date these financial statements were authorized for issuance, the transaction had not closed and no amounts had been drawn under the proposed facilities.

2.On June 15, 2026, the Company announced the acquisition of J. Supply Holdings Inc. ("Northern Helm"), a cannabis retail operator in Ontario. The total consideration is expected to be approximately $7.7 million, subject to working capital adjustments, and will be satisfied through a combination of cash, vendor take-back debt, and the issuance of common shares of High Tide Inc.

3.The money market loan disclosed in Note 17 was repaid on April 30, 2026. Subsequent to period end, the Company redrew $7,264 under the same facility on May 5, 2026. The loan bears interest at a fixed rate of 4.417% per annum and was repaid in full on May 28, 2026.

30